September 11, 2019

Lawrence D. McGovern
Chief Financial Officer
HERITAGE COMMERCE CORP
150 Almaden Boulevard
San Jose, California 95113

       Re: HERITAGE COMMERCE CORP
           Registration Statement on Form S-3
           File No.333-233667
           Filed September 9, 2019

Dear Mr. McGovern:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services